UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission file number: 001-39177

LIZHI INC.

(Exact Name of Registrant as Specified in Its Charter)

Yangcheng Creative Industry Zone,

No. 309 Middle Huangpu Avenue,

Tianhe District, Guangzhou 510655,

The People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIZHI INC.

Date:	November 9, 2020	By:	/s/ Jinnan (Marco) Lai
			Name:	Jinnan (Marco) Lai
			Title:	Chief Executive Officer, Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release